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                         FORM 11-K




          ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934
        For the Plan period ended December 31, 1999


                Commission File Number 1-812




              UNITED TECHNOLOGIES CORPORATION
                  EMPLOYEE SAVINGS PLAN II




              UNITED TECHNOLOGIES CORPORATION
                    One Financial Plaza
                Hartford, Connecticut  06101





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          FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                            EMPLOYEE SAVINGS PLAN II

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of United Technologies Corporation
     Employee Savings Plan II


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan II (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricwaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 2000



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            United Technologies Corporation Employee Savings Plan II
                 Statement of Net Assets Available for Benefits
                             (Thousands of Dollars)

                                                     December 31,   December 31,
                                                         1999           1998

Assets:
 Plan's interest in Master Trust (Notes 3, 4 and 5)    $45,185        $7,334

Net Assets Available for Benefits                      $45,185        $7,334


The accompanying notes are an integral part of these financial statements.

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            United Technologies Corporation Employee Savings Plan II
           Statement of Changes in Net Assets Available for Benefits
                             (Thousands of Dollars)

                                                           Year Ended
                                                          December 31,
                                                              1999

Additions to net assets attributed to:
Investment Income:
 Net appreciation in fair value of investments              $ 1,558
 Interest                                                     1,778
 Dividends                                                      940

Contributions:
 Participants'                                               11,504
 Employer's                                                   3,048
     Total additions                                         18,828

Deductions from net assets attributed to:
 Distributions to participants                               (3,314)
 Administrative expenses                                         (8)
     Total deductions                                        (3,322)

Net increase prior to transfers                              15,506

Plan transfers:
 Assets transferred into Plan (Note 8)                       25,248
 Assets transferred out of Plan (Note 8)                     (2,903)
     Net Plan transfers                                      22,345

Net increase                                                 37,851

Net Assets Available for Benefits, December 31, 1998          7,334

Net Assets Available for Benefits, December 31, 1999        $45,185

The accompanying notes are an integral part of these financial statements.
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                        UNITED TECHNOLOGIES CORPORATION
                            EMPLOYEE SAVINGS PLAN II

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Employee Savings Plan II (formerly the UTC Savings Plan for Hourly Management-Represented Employees) (the "Plan"), is a defined contribution savings plan administered by United Technologies Corporation ("UTC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). During 1998, non-union hourly employees of certain divisions of Carrier Corporation ("Carrier"), Sikorsky Corporation ("Sikorsky") and UT Automotive Corporation ("UTA") were eligible to participate in the Plan after completing at least one year of service. As described in Note 8, UTC sold its UTA subsidiary on May 4, 1999 and merged certain defined contribution plans of Tyler Refrigeration Corporation (a subsidiary of Carrier) into the Plan effective January 1, 1999.

The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting. Participants may elect to contribute, through payroll deductions, between 1 and 16 percent of their total compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, four commingled index funds, one stable value fund, and a company stock fund as investment options for participants. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Carrier, Sikorsky and UTA (the "Employer") contribute specified amounts to the Plan in accordance with the terms outlined in the respective employment agreements. Generally, the Employer's contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future Employer contributions. For the year ended December 31, 1999 approximately $5,000 of forfeitures were used to fund Employer's contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company ("Bankers Trust"), the Plan trustee. Fidelity Institutional Retirement Services Company ("Fidelity") performs participant account recordkeeping responsibilities.

Participant Loans. Certain participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their account balances, excluding employer contributions. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.


Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the

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participant's election, the portion of a  lump sum distribution attributable  to an investment in the UTC Common Stock Fund investment option may be paid in shares of UTC Common Stock instead of cash. There were no distributions in UTC Common Stock for the year ended December 31,1999.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting.   The financial statements of  the Plan are prepared  under
the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Plan's trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the participating plans' unit values. Distributions to participants reduce the number of participation units held by the participating plans (See Note 5).

Investment Valuation and Income Recognition. The Income Fund's investments in insurance contracts (see Note 4) are stated at contract value, which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Plan trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeping fees, were paid directly by the employer in 1999. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


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NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                      December 31,
(Thousand of Dollars,                              1999          1998
except unit amounts)

Equity Fund, 129,389 and 32,144
units, respectively                              $ 4,236        $  870

UTC Common Stock Fund, 125,710
units in 1999                                    $ 2,650           N/A

Income Fund, 329,096 and 71,760
units, respectively                              $23,830        $4,798

Fidelity Growth and Income Fund,
111,838 units in 1999                            $ 5,274           N/A

Fidelity Contrafund,
42,627 units in 1999                             $ 2,558           N/A

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan's Income Fund invests in insurance contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 1999 and 1998 were 8.1% and 8.5%, respectively.

NOTE 5 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with Bankers Trust. Under this agreement, certain savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans' participants.

At December 31, 1999, the Plan's interest in the Master Trust comprised 1,799,331 units of the 510,203,518 total units of participation, or 0.35%. At December 31, 1998, the Plan's interest in the Master Trust comprised 451,079 units of the total 522,172,913 units of participation, or 0.09%.


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The following is a summary of the financial information and data for the Master
Trust and the portion applicable to the Plan:


                        United Technologies Corporation
                      Master Trust Statement of Net Assets
                             (Thousands of Dollars)


                                                  December 31,  December 31,
                                                      1999          1998
Assets:
 Short-term investments                          $    23,147    $    6,646
 Investments:
   Equity:
     Mutual funds                                    663,679       483,050
     Equity commingled index funds                 1,466,274     1,310,686
     Common stock                                    784,371       526,457
     ESOP stock fund                               3,152,372     2,736,411
   Debt:
     Fixed income commingled index funds              28,140        26,874
 Insurance company investment contracts            3,883,142     3,731,589
 Participant notes receivable                         81,647        83,257
       Subtotal                                   10,082,772     8,904,970

 ESOP receivables                                    116,234       101,138
 Interest and dividend receivables                    20,085         8,824

       Total assets                               10,219,091     9,014,932

Liabilities:
 Accrued liabilities                                   6,014         1,378
 Accrued ESOP interest                                 2,154         2,205
 ESOP debt                                           336,600       372,600
 Notes payable to UTC                                131,233       104,033
       Total liabilities                             476,001       480,216

       Net Assets                                $ 9,743,090    $8,534,716

Net assets of the Master Trust allocable
 to the Plan                                     $    45,185    $    7,334


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                        United Technologies Corporation
                Master Trust Statement of Changes in Net Assets
                             (Thousands of Dollars)

                                                       Year Ended
                                                       December 31,
                                                           1999
Additions:
 Interest and dividend income                           $  414,622
 Net appreciation on fair value of investments           1,004,193
 Contributions from participating plans for
   purchase of units                                       289,582
     Total additions                                     1,708,397

Deductions:
 Benefit payments on behalf of participating plans        (437,791)
 Master trust expenses                                     (38,225)
     Total deductions                                     (476,016)

Net increase prior to transfers                          1,232,381

Plan transfers:
 Assets transferred in                                      41,739
 Assets transferred out                                    (65,746)
     Net Plan transfers                                    (24,007)

Increase in net assets                                   1,208,374

Net assets:
 Beginning of year                                       8,534,716
 End of year                                            $9,743,090


Amounts pertaining to the Plan:
 Plan interest in net appreciation and investment
   income of Master Trust                               $    4,276
 Contributions received (cash basis)                    $   14,552
 Assets transferred into Plan (Note 8)                  $   25,248
 Pension benefits paid                                  $   (3,314)
 Plan expenses                                          $       (8)
 Assets transferred out of Plan (Note 8)                $   (2,903)

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NOTE 6 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are investments managed by Bankers Trust and Fidelity. Bankers Trust and Fidelity are the Plan's trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 - PLAN TRANSFERS

On May 4, 1999, UTC completed its sale of UTA to Lear Corporation. All UTA employees who were participants in the Plan were permitted to continue making contributions to the Plan through May 31, 1999. In addition, UTA employees, who were active as of May 4, 1999, became fully vested in their employer matching contributions. In November 1999, approximately $2,899,000 of net assets, including investment income earned since May 4, 1999, were transferred out of the Plan to a defined contribution plan sponsored by Lear Corporation.

During 1998, UTC approved the merger of certain defined contribution plans of Tyler Refrigeration Corporation (a subsidiary of Carrier) into the Plan effective January 1, 1999. Participants of the former Tyler Refrigeration Corporation defined contribution plans were eligible to participate in the Plan effective January 1, 1999. On February 26, 1999, approximately $25,300,000 of net assets were transferred into the Plan.

NOTE 9 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated February 27, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 10 - SUBSEQUENT EVENT

During 1999, UTC approved the merger of the Ardco Corporation 401(k) Plan and the Ardco Corporation Profit-Sharing Plan (the "Ardco Plans") into the Plan. Salaried and hourly management-represented participants of the Ardco Plans are eligible to participate in the Plan effective January 1, 2000. Subsequent to year-end, approximately $24,481,000 of net assets were transferred into the Plan.


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                                   SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          UNITED TECHNOLOGIES CORPORATION
                          EMPLOYEE SAVINGS PLAN II



Dated:  June 28, 2000     By: /s/ Michael C. Sankner
                          Michael C. Sankner
                          Manager, Actuarial Administrator
                          United Technologies Corporation